

TRANSMISSÃO PAULISTA

Data São Paulo, January 20, 2006 *Ref: CT/F/00374/2006.*



Mr. Frank Zarb and Ms. Mariana Prieto
Office of International Corporate Finance
U.S. Securities and Exchange Commission
450 Fifth Street, N.W
Room 3099
Mail Stop 3-9
Washington, D.C. 20549

Re: Companhia de Transmissão de Energia Elétrica Paulista
No. CUSIP no. 20441Q107 (Common)
SEC F-6 File No. : 333-10808
Nº CUSIP no. 20441Q206 (Preferred)
SEC F-6 File No.: 333-10806
Exemption # **82-04980**

Gentleman/Madam:

Please be advised that the Management of Companhia de Transmissão de Energia Elétrica Paulista has scheduled the Extraordinary General Shareholders' Meetings to be held on February 2, 2006.
We are enclosing herewith, a translation of the Call Notice of the Extraordinary General Shareholders' Meetings, for your archives. We submit this information to you in order to maintain the exemption, pursuant to rule 12g3-2 (b), under the Securities Exchange Act of 1934.

Sincerely Yours,

Manoel Carlos V. Coronado
Investors Relations Assistant

Copy to: Edgar Piedra
The Bank of New York


TRANSMISSÃO
PAULISTA

CTEEP - COMPANHIA DE TRANSMISSÃO DE ENERGIA ELÉTRICA PAULISTA

CNPJ 02.998.611/0001-04

OPEN CAPITAL COMPANY

EXTRAORDINARY GENERAL SHAREHOLDERS' MEETING

CALL NOTICE

As provided for in article 11 of the Bylaws, the Shareholders are called to meet in an Extraordinary General Shareholders' Meeting of this Company, to be held on February 2, 2006, at 2:30 p.m., in its head office, at Rua Bela Cintra, 847 - 9th floor, in this city, in order to deliberate on the following Agenda:

1. Amendment to the Bylaws, including:

   a) improvement of the wording of the present article 32, aiming at meeting the CVM - Brazilian Securities Commission recommendation;

   b) inclusion, in Chapter III, of the *"Section V - Responsibility of the Administrators"*, as well as of specific article (article 31) to assure, at the Company's expense, the legal technical defense to Directors, Members of the Board of Directors, Members of the Audit Committee and employees or their nominees that shall act on behalf of the Administrators.

   c) reenumeration of the subsequent articles.

2. Ratification of the election of the representative of the employees in the Board of Directors, according to provisions of article 35 of the Bylaws.

3. Ratification of the remuneration of the members of the Executive Committee and of the Board of Directors and granting of an annual bonus to the members of the Board of Directors.

4. Other matters of corporate interest.

Documents regarding the matters to be appreciated in the General Meetings are at the disposal of the Shareholders in the Company's head office and in the site www.cteep.com.br (Investors).

São Paulo, January 16, 2006

Mauro Guilherme Jardim Arce
Chairman of the Board of Directors